ANGLESEA ENTERPRISES, INC.

13799 Park Blvd, Suite 147

Seminole, FL 3376

March 26, 2012

Ryan Houseal

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Anglesea Enterprises, Inc.
to Registration Statement on Form S-1
Filed January 24, 2012
File No. 333-179147

Dear Mr. Houseal

By letter dated February 17, 2012, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission provided Anglesea Enterprises, Inc. (the “Company,” “we,” “us” or “our”) with its comments on the Company’s Registration Statement on Form S-1, originally filed on January 24, 2012 (the “Registration Statement”). We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s response.

General

Cover page

1.	Please revise the paragraph that begins “The selling security holders named in this prospectus…” to include a clear statement that this offering constitutes your initial public offering.

RESPONSE: We have revised our disclosure accordingly.

Prospectus Summary, page 3

2.	Please revise the summary to prominently disclose that you are a development stage company with no revenues and net losses. Clarify the extent to which you have begun operations and revise your disclosure to distinguish clearly between the activities you have undertaken and those which you plan to undertake in the future. Please also disclose in this section that your accountants have issued a going concern opinion.

RESPONSE: We have revised our disclosure to prominently display that we are a development stage company with no revenues and net losses. Further, we have clarified our disclosure to distinguish clearly between the activities we have undertaken and those which we plan to undertake in the future. Additionally, we have disclosed in this section that our accountants have issued a going concern opinion.

Recent Developments, page 3

3.	You state that you had 34 investors in the offering completed on June 30, 2011 “of which 1 was accredited and 34 were non-accredited.” Please clarify your disclosure regarding the number of purchasers in the June 30, 2011 offering. It appears that your reference to the accredited investor may be to the purchase made on February 8, 2011 by a founder.

RESPONSE: We have revised our disclosure to state that on June 30, 2011, we completed a Regulation D Rule 506 offering in which we sold 6,033,000 shares of the Company’s common stock to 34 investors, of which 1 was accredited and 33 were non-accredited.

Terms of the Offering, page 3

4.	Please revise your disclosure to clarify that the shares will be sold at a fixed price of $0.01 per share for the duration of the offering unless and until your common stock is quoted on the OTCBB.

RESPONSE: We have revised our disclosure to clarify that the shares will be sold at a fixed price of $0.01 per share for the duration of the offering unless and until our common stock is quoted on the OTCBB.

Risk Factors, page 5

General

5.	It appears that you do not intend to register a class of securities under Section 12 of the Securities Exchange Act. As such, please include a risk factor that informs potential investors that you will not be a fully reporting company and will only comply with the limited reporting requirements imposed on Section 15(d) registrants. Briefly explain how those reports vary from the reporting obligations imposed on fully reporting issuers.

RESPONSE: We have revised our disclosure to provide a risk factor that informs potential investors that we will not be a fully reporting company and will only comply with the limited reporting requirements imposed on Section 15(d) registrants. The risk factor explains how these reports vary from the reporting obligations imposed on fully reporting issuers.

6.	It appears reasonably likely that you will have less than 300 record shareholders at your next fiscal year end and at the conclusion of the offering. As such, it appears that there is a significant risk that your reporting obligations under section 15(d) of the Securities Exchange Act will be suspended under the statutory section and that you will not be required to provide periodic reports following the Form 10-K that will be required for the fiscal year in which your registration statement becomes effective. Tell us what consideration you have given that to providing a risk factor that addresses these circumstances and the resulting risks to potential investors.

RESPONSE: We have revised our disclosure to include a risk factor that addresses these circumstances and the resulting risks to potential investors.

7.	Please revise your risk factor disclosure throughout, as necessary, so that it clearly indicates that should you not be able to raise additional capital to develop your business, potential investors could lose their entire investment. In this regard, we note your statement in your prospectus summary that your common stock should not be purchased by investors who cannot afford the loss of their entire investment.

RESPONSE: We have revised our disclosure, accordingly.

“We need to establish and maintain required disclosure controls and procedures and internal controls over financial reporting…”, page 6

8.	Please revise to clearly indicate that you will not be required to provide management’s report on the effectiveness of your internal control over financial reporting until your second annual report and that you will be exempt from the auditor attestation requirements concerning any such report so long as you are a smaller reporting company. In addition, you should clearly inform readers that you have not yet assessed the effectiveness of your disclosure controls and procedures or your internal control over financial reporting and describe in detail how this may affect your operations.

RESPONSE: We have revised our disclosure, accordingly.

Selling Security Holders, page 11

9.	You indicate here that the number of shares for resale by the selling security holders listed in the table is 6,033,000, which is inconsistent with your cover page disclosure. Please revise as necessary.

RESPONSE: We have the disclosure on the table to indicate that the number of shares for resale by the selling securities holders listed is 1,033,000.

10.	Please provide information responsive to Item 507 of Regulation S-K regarding the nature of any position, office or other material relationships which the selling security holder has had with you within the past three years or applicable period. You may wish to use footnote disclosure to provide this information.

RESPONSE: We have revised our disclosure accordingly.

General

11.	Please revise your business description to clarify the status of your business activities. It is unclear from your disclosure in this section the extent to which you have begun operations. For instance, we note several references to your plans to contract with industry professionals, to form strategic alliances, to purchase licensing agreements and the like. You also include statements that suggest you are currently offering the services listed on page 15 to clients. Please revise your disclosure throughout to distinguish clearly between any activities you have undertaken and those activities which you have yet to begin. To the extent possible, provide a timeline regarding future implementation.

RESPONSE: We have revised our disclosure to clearly distinguish the activities we have taken and those which have yet to begin. Additionally, we have provided further disclosure regarding future implementation of our plans.

12.	In your document, you describe your intended business as helping small businesses promote themselves online with custom designed websites. We note, however, that your own website www.angleseaenterprises.com does not appear to be operational even though you state that you have begun to market it. It appears that much of the information refers to a company called Net Now, described as one of the largest providers of cable services in the state. Please revise to provide clarifying disclosure that you have not yet developed your website or advise. Disclosure, if true, that additional development work and funding may be required in order for you to complete your website.

RESPONSE: We have revised our disclosure to note that the website is currently under development and it will require additional resources for completion.

13.	We note multiple references to third party websites in in your registration statement. Please refer to SEC Release No.33-7856 regarding the implications of including third-party Internet addresses in your document.

RESPONSE: We have revised our disclosure by removing any and all references to third party websites in our registration statement.

The Market, page 16

14.	We note that your reference third-party source materials in support of the industry data included in your document. We note, by way of example, the survey conducted by the Pew Research Center and the March 2010 Forrester Research report. Please provide us with copies of any third-party reports referenced in your document. Such copies should be marked or highlighted to show the information from the report that is referenced in your document. You should also include cross references to the page in your document where such information is cited. Finally, tell us whether any of these third-party reports were prepared for you in connection with the preparation of this registration statement.

RESPONSE: Highlighted copies of the research materials cited in our registration statement are attached hereto as Exhibit A. Additionally, no third-party reports were prepared for us in connection with our registration statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operations, page 20

15.	Tell us the current status of the development of your business plan and your website and when you expect to be able to provide your intended services. Describe specific milestones that you expect to reach in this regard and provide quantitative disclosure regarding any anticipated material capital expenditures needed to complete each specific milestone. We note your statement that you hope to commence generating sales revenues from your new marketing sales programs within the next six months.

RESPONSE: We have revised our disclosure accordingly.

Liquidity and Capital Resources, page 21

16.	You state that at a minimum, you will need $45,000 to implement your business plan over the next twelve months. You go on to state, however, that to “fully implement” your business plan and accelerate your marketing and sales efforts, you anticipate future capital requirements to be approximately “an additional $55,000 in total over the next twelve months.” Please clarify whether by this you mean that you will require a total of $100,000 over the next twelve months to fully implement your business plan. In addition, describe what efforts will be taken to “fully implement” your business plan and accelerate your marketing and sales efforts and explain how you arrived at the additional amount.

RESPONSE: We have revised our disclosure to note that we need $45,000 to implement our business plan over the next twelve months. All references to additional capital have been removed.

17.	Please clarify whether, in determining the amount needed to meet twelve months of operations, you have included all known costs such as the costs associated with meeting your obligations as a limited reporting company.

RESPONSE: We have revised our disclosure to clearly state that in determining the amount needed to meet twelve months of operations, we have included all known costs such as the costs associated with meeting our obligations as a limited reporting company.

Directors, Executive Officers, Promoters and Control Persons, page 23

18.	We note the risk factor disclosure on page 6 indicating that Mr. Christie’s other business affairs require him to devote substantial amounts of time to such affairs, which could negatively impact your ability to execute your business plan. You also state that Mr. Christie currently devotes 50% of his time to your business. Please identify any other businesses with which Mr. Christie is currently associated and to which he devotes his time. Describe the nature of the operations of any such businesses and disclose any potential conflicts that may result from Mr. Christie’s involvement with other businesses.

RESPONSE: We have revised our disclosure accordingly.

Executive Compensation, page 24

19.	We note that you provide information in this section during the period from “inception (February 8, 2010) through December 11, 2011.” It appears that the inception date is in error. In addition, the information in this section should be provided for the last completed fiscal year or September 30, 2011. Refer to Item 402(n) of Regulation S-K. Please revise accordingly or advise.

RESPONSE: We have revised our disclosure to indicate Executive Compensation from inception (February 8, 2011) through September 30, 2011.

Security Ownership of Certain Beneficial Owners and Management, page 25

20.	We note that you have included the shares owned by Mr. Mass in the total number of shares owned by all executive officers and directors as a group. However, Mr. Mass is not included in your disclosure regarding your directors and executive officers. We also note that you included a second footnote to the table, though no footnote disclosure is provided. Please revise or advise.

RESPONSE: Mr. Mass is not a director or officer of the Company. We have revised our disclosure to indicate all executive officers and directors as a group own 90.861% of our outstanding common stock. Such ownership is comprised of the shares owned by our President and Chief Executive Officer James Christie and director Leslie Toups.

Transactions with Related Persons, Promoters and Certain Control Persons, page 26

21.	You have not disclosed any transactions with related persons, promoters or control persons. However, we note that shares of your common stock were issued to your executive officers and directors Mr. Christie and Ms. Toups. Please disclose these transactions pursuant to Item 404(d) of Regulation S-K or advise.

RESPONSE: We have revised our disclosure accordingly.

22.	Please provide disclosure regarding “promoters” of your company, as defined in Rule 405 under the Securities Act of 1933. See item 404(d)(2) of Regulation S-K. It appears that Mr. Christie and Ms. Toups should be identified as promoters in this regard.

RESPONSE: Rule 405 (a) 1 of Regulation C defines a promoter to include any person who directly or indirectly took the initiative in founding and organizing the business or enterprise of the issuer. Rule 405 (b) of Regulation C states all persons coming within the definition of promoter may be referred to as founders or organizers or by another term provided that such term is reasonably descriptive of those persons' activities with respect to the issuer. Mrs. Leslie Toups is and Mr. James Christies are founders of the Company. Mr. Christie, the Company’s President and Chief Executive Officer, purchased 1,000 shares of our common stock in a private offering and is registering those shares for resale in this registration statement. Mrs. Toups will receive no proceeds from this offering.

Financial Statements

General

23.	Please file updated financial statements with your next amendment pursuant to Rule 8-08 of Regulation S-X.

RESPONSE: We have updated our financial statements accordingly.

Signatures, page 32

24.	Please revise the introductory paragraph under this heading so that it conforms to the current language of Form S-1.

RESPONSE: We have revised the introductory paragraph under this heading to that it conforms to the current language of Form S-1.

25.	The registration statement must be signed by the principal financial officer or the person performing similar functions. Please indicate whether Mr. Christie is also signing the registration statement in this capacity or include the signature of the principal financial officer. See Instruction 2 under the Signatures section of Form S-1.

RESPONSE: Mr. Christie is signing this registration statement in the capacity of the principal financial officer and we have revised our disclosure to indicate such.

26.	Please revise your document so that the majority of the individuals serving as directors of your company have signed your document in that capacity. See Instruction 1 under the Signatures section of Form S-1. In this regard, we note that Ms. Toups’ signature is not included.

RESPONSE: We revised our document accordingly.

Further, the Company acknowledges that:

(1)	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,
/s/ James Christie
James Christie
Chief Executive Officer